TEVECAP S.A. EXTENDS EXPIRATION DATE OF EXCHANGE OFFER


     SAO PAULO, December 7, 2005 - Tevecap S.A. (the "Company") today announced that it is extending the Expiration Date of its exchange offer for an aggregate principal amount of up to U.S.$7,008,000 of its unregistered outstanding 12.625% Notes due 2009 (the "Existing Notes") for the same principal amount of its registered 12.625% Notes due 2009, which have been registered under the Securities Act of 1933, until 5:00 p.m., New York City time, on December 20, 2005 (the "Expiration Date"), unless further extended by the Company in its sole discretion. As of 5:00 p.m., New York City time, on December 6, 2005, holders of approximately U.S. $6,978,000 principal amount of Existing Notes had tendered their Existing Notes.

     The exchange offer will remain in all respects subject to all terms and conditions described in the Prospectus dated November 7, 2005.

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     THIS  PRESS  RELEASE  SHALL  NOT   CONSTITUTE  AN  OFFER  TO  SELL  OR  THE
SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL TO THE TERMS AND CONDITIONS OF THE REGISTRATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. BEFORE MAKING AN INVESTMENT DECISION, INVESTORS SHOULD CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES THERETO AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN.

                                         * * *

      This extension notice is dated as of December 7, 2005.